EXHIBIT (a)(1)(C)
October 21, 2009
[Name]
[Address]
[City, State and Zip]
Subject:   Akorn, Inc. Option Exchange Offer
Dear [Name]:
I am pleased to announce that we have officially commenced the Akorn, Inc. option exchange program. The option exchange program provides you an opportunity to voluntarily exchange certain of your outstanding options to purchase shares of our common stock for new options to purchase shares of our common stock (the “offer”). The offer expires at 5:00 p.m. Central Time on November 19, 2009, unless we extend the offer. Your election to participate must be received prior to the expiration of the offer if you wish to participate in the Offer. You may change or withdraw your election to participate at any time prior to the expiration of the Offer.
In this offer packet:
This packet contains important information about the Offer, including:
•	the Offer to Exchange Certain Outstanding Stock Options for New Stock Options;
•	the Election Form; and
•	a report detailing your previous option awards.
We are making this offer on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options and the Election Form.
How to participate:
To participate in this offer, you must properly complete the Election Form and deliver the Election Form, along with any other required documents, to Renee Wolf by fax at 1-847-574-1434, by emailing a scanned or PDF copy to renee.wolf@akorn.com, or by hand delivery or mail to Akorn, Inc., 1925 West Field Court, Suite 300, Lake Forest, Illinois 60045, Attn: Renee Wolf. We must receive all of the required documents no later than 5:00 p.m., Central Time, on November 19, 2009, unless we extend the period of time during which this offer will remain open. Please allow sufficient time to ensure that we receive these documents on time. If you miss this deadline, you will not be permitted to participate in this offer. We currently have no intention of extending the deadline.

Withdrawal or Change of Election:
In order to change your election or withdraw from the offer, you must deliver a new election form, clearly dated after your original election form, to Renee Wolf by fax at 1-847-574-1434, by emailing a scanned or PDF copy to renee.wolf@akorn.com, or by hand delivery or mail to Akorn, Inc., 1925 West Field Court, Suite 300, Lake Forest, Illinois 60045, Attn: Renee Wolf.
Once we receive a change in election form submitted by you, your original election form will be disregarded.
You should carefully read the enclosed information, and you are encouraged to consult your own tax, financial and legal advisors before you make any decision whether to participate in the offer. No one from Akorn or any other entity is, or will be, authorized to provide you with advice, recommendations or additional information in this regard. We make no recommendations as to whether you should participate in the Offer and recommend that you consult with your own advisors regarding your decision.
If you have questions about the offer or how to participate, please contact Renee Wolf by email at renee.wolf@akorn.com or by telephone at 1-800-932-5676 ext 4911.
Sincerely,
Raj Rai